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                                        Filed by Beneficial Mutual Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company:  FMS Financial Corporation
                                                   Commission File No.:  0-17353


FOR IMMEDIATE RELEASE                   Contact: Ellen Toplin

                                        Toplin & Associates, Inc.
                                        (215) 793-4666 (work)
                                        (215) 850-3771 (cell)
                                        ellen@toplin.com


         BENEFICIAL SAVINGS BANK PRESIDENT AND CEO GEORGE NISE ANNOUNCES
            RETIREMENT, GERARD CUDDY NAMED TO ASSUME POSITION IN 2007

PHILADELPHIA - OCT. 24, 2006 - Beneficial Savings Bank president and CEO, George Nise, today announced that he will be retiring in January, 2007 after a 36-year career with the bank. Gerard Cuddy will join the bank's executive team as president-elect on November 13th, 2006 and succeed Nise as president and CEO in January 2007.

         "The Beneficial Savings Bank board of directors is grateful to have worked with George Nise as he grew our bank deposits, expanded our network of offices, and led acquisition efforts to expand our services to individual and commercial customers across the Delaware Valley area's 13-counties. And now, we are pleased to name Gerry Cuddy as the next leader to continue our growth and service across this region. His superb leadership skills and firmly-held personal values are not only in sync with the bank's tradition but consistent with our vision for the future," said Edward Boehne, Beneficial board member and former president of the Federal Reserve Bank of Philadelphia.

         Cuddy is a twenty-five year banking veteran with broad management experience in commercial and private banking. Most recently he served as Commerce Bank's senior lender for Pennsylvania, heading up its private banking group. Cuddy also previously served as a senior vice president and regional managing director for Fleet's private banking operations in Pennsylvania, Southern New Jersey and Delaware and held senior management positions with First Union National Bank and Citigroup in the metro-Philadelphia region.

         "It is an honor to join Beneficial and be a part of its 153-year tradition of excellence," said Cuddy. "I look forward to working with my new colleagues throughout the Delaware Valley to continue expanding and deepening our business." He added "I am also especially pleased to join the bank in its dedication to community service."

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         Personally active in community and civic organizations himself, Cuddy serves on the Boards of the Philadelphia Orchestra, Philadelphia Hospitality, Inc., and the Board of Education for the Archdiocese of Philadelphia.

ABOUT BENEFICIAL MUTUAL SAVINGS BANK

         Founded in 1853, Beneficial Savings Bank is the oldest and largest local bank still operating under its original name and headquartered in Philadelphia. Currently the bank has 39 offices in the greater Philadelphia region and more than $2.4 billion in assets. On October 13, 2006, Beneficial Mutual Bancorp, Inc., the bank's parent, announced that it intends to conduct a minority stock offering and that it has signed a definitive agreement to acquire FMS Financial Corporation ("FMS"), the parent company of Farmers & Mechanics Bank.

ADDITIONAL INFORMATION ABOUT THE MINORITY STOCK OFFERING AND THE MERGER

         This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Beneficial Mutual Bancorp, Inc. Beneficial Mutual Bancorp, Inc. will file a registration statement, which will include a prospectus for the minority stock offering and a proxy statement/prospectus to be mailed to shareholders of FMS in connection with the merger, and other relevant documents with the Securities and Exchange Commission (the "SEC") with respect to the minority stock offering and the merger. INVESTORS ARE URGED TO READ THESE DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MINORITY STOCK OFFERING AND THE MERGER. Investors will be able to obtain these documents free of charge at the SEC's website (www.sec.gov).